   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 1997

                                                SECURITIES ACT FILE NO. 33-71394
                                        INVESTMENT COMPANY ACT FILE NO. 811-8150
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        SCHRODER ASIAN GROWTH FUND, INC.
                                (Name of Issuer)

                        SCHRODER ASIAN GROWTH FUND, INC.
                      (Name of Person(s) Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   808084107
                     (CUSIP Number of Class of Securities)
                              ALEXANDRA POE, ESQ.
                        SCHRODER ASIAN GROWTH FUND, INC.
                         787 SEVENTH AVENUE, 34TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 641-3849
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:
                            MARCIA L. MACHARG, ESQ.
                              DEBEVOISE & PLIMPTON
                             555 13TH STREET, N.W.
                             WASHINGTON, D.C. 20004

                               FEBRUARY 19, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION: $47,670,000(A)        AMOUNT OF FILING FEE: $9,534.00 (B)
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(a) Calculated as the aggregate maximum purchase price to be paid for 3,500,000 shares in the offer, based upon the net asset value per share ($13.62) at February 13, 1997.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:______________________________________________________

   Form or Registration No.:____________________________________________________

   Filing Party:________________________________________________________________

   Date Filed:__________________________________________________________________
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
ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is Schroder Asian Growth Fund, Inc. (the "Fund"), a non-diversified, closed-end management investment company. The principal executive office of the Fund is 787 Seventh Avenue, 34th Floor, New York, New York 10019.

    (b) The Fund is seeking tenders for 3,500,000 of its issued and outstanding shares of common stock, par value $.01 per share (the "Shares") for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on March 21, 1997, subject to the terms and conditions set forth in the Offer to Purchase dated February 19, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 20, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond March 20, 1997, the purchase price for Shares will be equal to their NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date, as extended. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2)(i) to this statement, respectively.

    As of the date hereof, there were 19,607,100 Shares issued and outstanding.

    Reference is hereby made to the Cover Page, Section 1--"Price; Number of Shares" and Section 9-- "Interest of Certain Related Persons" of the Offer to Purchase, which are incorporated herein by reference.

    (c) The principal market in which the Shares are traded is the New York Stock Exchange. Reference is hereby made to the Cover Page and Section 7--"Price Range of Shares; Dividends" of the Offer to Purchase, which are incorporated herein by reference.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is hereby made to Section 12--"Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Reference is hereby made to Section 6--"Purpose of the Offer; Plans or Proposals of the Fund," Section 7--"Price Range of Shares; Dividends," Section 10--"Certain Effects of the Offer" and Section 12--"Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Reference is hereby made to Section 9--"Interest of Certain Related Persons" of the Offer to Purchase, which is incorporated herein by reference. Based upon information provided to the Fund, except through the automatic reinvestment of dividends under the Fund's Dividend Reinvestment Plan, there have not been any transactions in Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately controlling the Fund or by any associate or subsidiary of the foregoing, including any executive officer or director of any such subsidiary. Based upon information provided to the Fund, no officer, director or affiliate of the Fund intends to tender Shares pursuant to the Offer.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Reference is hereby made to Section 2--"Procedure for Tendering Shares,"
Section 4--"Payment for Shares" and Section 6--"Purpose of the Offer; Plans or Proposals of the Fund" of the Offer to Purchase, which are incorporated herein by reference.

    Except as set forth therein, the Fund does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer between the (A) Fund, any executive officer or director of the Fund, or any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund, and (B) any other person, with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Fund has entered into a Depositary Agreement, dated as of February 18, 1997, with State Street Bank and Trust Company (the "Depositary") to provide certain depositary services in connection with the Offer. For its services, the Depositary will receive a fee of $6,000, plus expenses. The Depositary Agreement is filed as Exhibit (c)(1) to this statement and is incorporated herein by reference.

    No persons have been employed or retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

    (a)(1) The Fund's audited financial statements for the period December 30, 1993 (commencement of operations) to October 31, 1994 and the fiscal years ended October 31, 1995 and October 31, 1996 (the "Audited Financial Statements"), together with the consent of Coopers & Lybrand L.L.P., the independent accountants of the Fund, are included as part of Exhibit (a)(1) attached hereto, which is incorporated herein by reference in its entirety.

    (2) The Fund is not required to file quarterly reports under the Securities Exchange Act of 1934, as amended.

    (3) A summary of selected financial information ratios for the period December 30, 1993 (commencement of operations) to January 31, 1997 is set forth in Section 8--"Selected Financial Information" of the Offer to Purchase, which is incorporated herein by reference in its entirety.

    Certain ratios applicable to the Fund for the period December 30, 1993 to October 31, 1996 are contained in the Audited Financial Statements. Certain ratios applicable to the Fund for the period November 1, 1996 to January 31, 1997 are contained in the unaudited financial statements for such period (the "Unaudited Financial Statements"), which are included as part of Exhibit (a)(1) attached hereto, which is incorporated herein by reference in its entirety.

    (4) The Fund's NAV as of October 31, 1996 and as of January 31, 1997 are set forth in Section 7-- "Price Range of Shares; Dividends" of the Offer to Purchase, which is incorporated herein by reference. Such information is also set forth in the Audited Financial Statements and the Unaudited Financial Statements, respectively.

    (b) Reference is hereby made to the Audited Financial Statements and the Unaudited Financial Statements included as part of Exhibit (a)(1) attached hereto, which are incorporated herein by reference in their entirety.

ITEM 8. ADDITIONAL INFORMATION.

    (a)-(d) Not applicable.

    (e) The Offer to Purchase, which is filed as Exhibit (a)(1), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS:

(a)(1)     Offer to Purchase.
(a)(2)(i)  Form of Letter of Transmittal.
(a)(2)(ii) Form of Notice of Guaranteed Delivery.
(a)(3)(i)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
           Nominees.
(a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies
           and other Nominees.
(a)(3)(iii) Form of Letter to Shareholders who have requested information.
(b)        Not applicable.
(c)(1)     Depositary Agreement, dated as of February 18, 1997, between the Fund and State
           Street Bank and Trust Company.
(c)(2)     Investment Advisory Agreement, dated as of May 15, 1996, between the Fund and
           Schroder Capital Management International Inc.
(d)-(f)    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Schroder Asian Growth Fund, Inc.

                                          /s/ LOUISE CROSET
                                          --------------------------------------
                                          By:  Louise Croset

                                          Title: President

Date: February 19, 1997

                                 EXHIBIT INDEX

(a)(1)     Offer to Purchase.

(a)(2)(i)  Form of Letter of Transmittal.

(a)(2)(ii) Form of Notice of Guaranteed Delivery.

(a)(3)(i)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
           Nominees.

(a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies
           and other Nominees.

(a)(3)(iii) Form of Letter to Shareholders who have requested information.

(b)        Not applicable.

(c)(1)     Depositary Agreement, dated as of February 18, 1997, between the Fund and State
           Street Bank and Trust Company.

(c)(2)     Investment Advisory Agreement, dated as of May 15, 1996, between the Fund and
           Schroder Capital Management International Inc.

(d)-(f)    Not applicable.

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